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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(formerly known as TRAMFORD INTERNATIONAL LIMITED)
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
G84384 10 9
(CUSIP Number)
Beijing Holdings Limited
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Fax: 011-852-28581544
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G84384 10 9	Page	2	of	6

1	NAMES OF REPORTING PERSONS: BEIJING HOLDINGS LIMITED

SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

(Please see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Hong Kong Special Administrative Region of the People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		2,009,323

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,009,323

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,009,323

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

Schedule 13D
Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of China Technology Development Group Corporation (formerly known as “Tramford International Limited”) (“CTDC”), a company incorporated under the laws of the British Virgin Islands. CTDC’s executive office is located at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong, China.
Item 2. Identity and Background
     This statement is filed by Beijing Holdings Limited (“Beijing Holdings” or the “Reporting Person”), a Hong Kong corporation principally engaged in investment holding activities. The address of the principal business office of Beijing Holdings is Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)	Not applicable.
Item 3. Source and Amount of Funds or Other Consideration
     Beijing Holdings Limited (“Beijing Holdings”) and China Biotech Holdings Limited (“China Biotech”) entered into a Share Sale and Purchase Agreement on November 27, 2006 pursuant to which Beijing Holdings sold and China Biotech purchased for cash a total of 2,000,000 Shares (“Sale Shares”) of the issued and outstanding Shares of the China Technology Development Group Corporation (“CTDC”) from Beijing Holdings. Beijing Holdings received a total of US$ 5,000,000 as consideration for the sale of Sale Shares on December 29, 2006. In addition, Beijing Holdings entered into a Placing Agency Agreement with China Merchants Securities (HK) Co. Ltd. (“China Merchants Securities”) on November 27, 2006 appointing China Merchants Securities as the placing agent to sell 1,239,407 Shares of the issued and outstanding Shares (“Placing Sale Shares”) of CTDC by way of private placement to non-U.S. investors. Beijing Holdings received a total of US$ 3,098,517.5 as consideration for the sale of Placing Sale Shares on January 5, 2007.

Item 4. Purpose of Transaction
     The sale of the issued and outstanding Shares by Beijing Holdings is to enable CTDC to bring in new Shareholders to enhance its future development.
     Except as described in the shareholders’ circular dated November 28, 2006, provided to shareholders of CTDC in relation to the annual general meeting of shareholders held on December 22, 2006, and filed with the Securities and Exchange Commission under cover of Form 6-K on November 30, 2006, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in CTDC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CTDC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CTDC or any of its subsidiaries; (vi) any change in the present board of directors or management of CTDC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of CTDC; (vi) any other material change in CTDC’s corporate structure, (vii) any changes in CTDC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CTDC by any person; (viii) causing a class of securities of CTDC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of CTDC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	Beijing Holdings, as of January 5, 2007, is the beneficial owner of 2,009,323 shares of Common Stock, representing approximately 16.38% of the total issued and outstanding Common Stock.

(b)	Beijing Holdings, as of January 5, 2007, has sole investment and dispositive power of 2,009,323 shares of Common Stock.

(c)	During the past sixty days or since the most recent filing of Schedule 13D, there were no transactions in the class of securities reported.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by CTDC, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     Exhibit 1 — Share Sale and Purchase Agreement dated on November 27, 2006
     Exhibit 2 — Placing Agency Agreement dated on November 27, 2006

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: January 19, 2007

BEIJING HOLDINGS LIMITED
By:	/s/ Changshan Zhao
	Name:	Zhao Chang Shan
	Title:	Director